Exhibit 3

2018 Third Quarter Results Exupery International School and Kindergarten, Latvia

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy its obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on its cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. . UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 2

3Q18 net sales and EBITDA increased by 8% and 2%, respectively, on a like-to-like basis EBITDA variation Quarterly consolidated volumes for 0% cement, ready-mix and aggregates +2% increased by 4%, 5% and 5%, 113 respectively, on a like-to-like basis Quarterly consolidated cement, ready- 63 703 718 704 mix and aggregates prices increased by 138 23 3%, 4% and 4%, respectively, from 3Q17 15 levels in local-currency terms During 3Q18, operating EBITDA margin declined by 1.1pp; the favorable impact of higher volumes and prices was more than offset by higher costs in energy, logistics and raw materials in our ready-mix operations 3Q17 Vol. Price Var. cost Fixed 3Q18 l-t-l FX 3Q18 & distr. cost & other Millions of U.S. dollars 3

Free cash flow conversion rate1 reached 55% during 3Q18 Free cash flow 704 160 6 390 116 7 37 334 56 EBITDA Net financial Maint. WC Taxes Other FCF after Strategic FCF 3Q18 3Q18 expense CapEx maint. CapEx CapEx Millions of U.S. dollars 1 Free cash flow conversion rate = free cash flow after maintenance capital expenditures / EBITDA 4

Third Quarter 2018 • Regional Highlights Therapeutic pools for the school La Esperanza, Puerto Rico

Mexico l-t-l l-t-l Operating EBITDA increased by 5%, on a like- 9M18 9M17 % var % var 3Q18 3Q17 % var % var    Net Sales 2,526 2,314 9% 10% 857 782 10% 15% to-like basis during 3Q18; operating EBITDA margin declined by 3.2pp, mainly due to higher Op. EBITDA 913 868 5% 6% 303 302 0% 5% fuel and transportation costs, increased costs in raw materials in our cement and ready-mix as % net sales 36.2% 37.5% (1.3pp) 35.4% 38.6% (3.2pp) businesses, as well as a product-mix effect Millions of U.S. dollars Domestic gray cement, ready-mix and 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 aggregates volumes increased by 9%, 14% Cement 3% 9% (4%) and 13%, respectively, during the quarter Volume Ready mix 12% 14% (0%) Our ready-mix and aggregates prices in local-Aggregates 12% 13% 3% currency terms increased by 7% and 10%, respectively, during the quarter 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 The industrial-and-commercial sector was the main driver for cement consumption during the Cement 3% 0% (1%) quarter, supported by activity in manufacturing Price (LC) Ready mix 8% 7% 1% and the hospitality-and-tourism segment Aggregates 8% 10% (1%) The formal residential sector also contributed to cement demand with solid year-to-date housing starts and permits 6

United States l-t-l l-t-l 9M18 9M17 % var % var 3Q18 3Q17 % var % var EBITDA margin increased by 0.4pp, mainly due to robust volumes and pricing Net Sales 2,843 2,647 7% 9% 999 916 9% 11% Op. EBITDA 476 447 7% 7% 178 160 12% 12% Domestic gray cement, ready-mix and aggregates volumes increased 7%, 10% and as % net sales 16.8% 16.9% (0.1pp) 17.8% 17.4% 0.4pp 8%, respectively, during the quarter driven by Millions of U.S. dollars the residential and infrastructure sectors 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Quarterly prices for our three core products    Cement 7% 7% 0% increased by 3% on a year-over-year basis Volume Ready mix 9% 10% 1% Residential activity continued to drive Aggregates 4% 8% 1% demand during the quarter; housing starts increased 6% year-to-date September In the industrial-and-commercial sector, 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Cement 3% 3% (0%) construction spending increased 4% year-to-date August, with strength in offices, lodging Price (LC) Ready mix 2% 3% 2% and commercial activity Aggregates 4% 3% 1% 7

South, Central America and the Caribbean

	9M18	9M17	% var	l-t-l % var	3Q18	3Q17	% var	l-t-l % var
Net Sales	1,358	1,405	(3%)	(2%)	442	463	(4%)	(1%)
Op. EBITDA	311	368	(15%)	(16%)	97	114	(15%)	(14%)
as % net sales	22.9%	26.2%	(3.3pp)		21.9%	24.6%	(2.7pp)	

Millions of U.S. dollars

		9M18 vs. 9M17	3Q18 vs. 3Q17	3Q18 vs. 2Q18
Volume	Cement	(2%)	(3%)	(4%)
	Ready mix	(12%)	(10%)	4%
	Aggregates	(9%)	(11%)	(5%)

		9M18 vs. 9M17	3Q18 vs. 3Q17	3Q18 vs. 2Q18
Price (LC)	Cement	2%	4%	1%
	Ready mix	(2%)	(2%)	1%
	Aggregates	(3%)	(0%)	6%

Volume-weighted, local-currency average prices

Operating EBITDA for the region declined by 14% on a like-to-like basis with a **margin decline of 2.7pp**; the decline in margin reflects lower regional volumes, higher fuel and transportation costs, higher purchased cement and higher costs in raw materials in our ready-mix business

Like-to-like **quarterly regional cement volumes decreased by 3% while prices increased by 4%** on a year-over-year basis

In **Colombia,** cement volumes declined by 8% during the quarter and by 10% during the first nine months of the year; sequentially, cement volumes increased by 7% reflecting increased activity after the elections

In **Panama**, our cement and ready-mix volumes declined by 16% and 9%, respectively, during the quarter, mainly due to weakness in the residential sector, partially offset by improvements in infrastructure activity

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Europe l-t-l l-t-l Year-over-year regional prices for our three core 9M18 9M17 % var % var 3Q18 3Q17 % var % var products up in local-currency terms; cement Net Sales 2,844 2,607 9% 3% 991 948 5% 6% prices increased sequentially in Germany, Poland, the Czech Republic and Spain Op. EBITDA 276 265 4% (2%) 135 129 5% 6% as % net sales 9.7% 10.2% (0.5pp) 13.6% 13.6% 0.0pp In the UK, domestic gray cement and ready-mix volumes decreased 5% and 3%, respectively, Millions of U.S. dollars while aggregates volumes remained flat 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 In Spain, ready-mix and aggregates volumes Cement 1% (0%) (5%) increased 31% and 55%, respectively, reflecting 11 new plants and 3 new quarries, as well as Volume Ready mix (1%) 2% (3%) favorable residential and industrial-and- Aggregates (1%) 3% (2%) commercial demand In Germany, domestic gray cement remained flat; 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 the infrastructure sector was the main driver of Cement 1% 1% (1%) demand during the quarter Price (LC) Ready mix 3% 4% 1% In Poland, domestic gray cement, ready-mix and aggregates volumes increased by 7%, 18% and Aggregates 4% 4% (0%) 14%, respectively, due to strong infrastructure and Volume-weighted, local-currency average prices residential demand 9

Asia, Middle East and Africa

	9M18	9M17	% var	l-t-l % var	3Q18	3Q17	% var	l-t-l % var
Net Sales	1,087	999	9%	10%	359	346	4%	7%
Op. EBITDA	164	170	(4%)	(3%)	50	57	(13%)	(11%)
as % net sales	15.0%	17.0%	(2.0pp)		13.8%	16.4%	(2.6pp)	

Millions of U.S. dollars

		9M18 vs. 9M17	3Q18 vs. 3Q17	3Q18 vs. 2Q18
Volume	Cement	9%	3%	3%
	Ready mix	2%	(1%)	5%
	Aggregates	1%	0%	4%

		9M18 vs. 9M17	3Q18 vs. 3Q17	3Q18 vs. 2Q18
Price (LC)	Cement	4%	8%	(0%)
	Ready mix	5%	3%	(3%)
	Aggregates	3%	2%	(0%)

Volume-weighted, local-currency average prices

Operating EBITDA for the region declined by 11% on a like-to-like basis with a **margin decline of 2.6pp,** reflecting higher energy and transportation costs, purchased cement and clinker and increased costs in raw materials in our ready-mix business

Increase in regional volumes and prices for our three core products during the first nine months of the year

In the **Philippines,** domestic gray cement volumes increased by 5% during the quarter on a year-over-year basis supported by the infrastructure and residential sectors; cement prices increased by 4% in local-currency terms on a year-over-year basis

In **Egypt**, domestic gray cement volumes increased by 11% during the first nine months of the year; local-currency cement prices increased by 3% sequentially and by 15% on a year-over-year basis during the quarter

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Third Quarter 2018 • 3Q18 Results Lumina, USA

Operating EBITDA, cost of sales and operating expenses January—September Third Quarter Operating EBITDA during 3Q18 l-t-l l-t-l increased by 2% on a like-to-like basis 2018 2017 % var % var 2018 2017 % var % var    Net sales 10,933 10,218 7% 6% 3,748 3,539 6% 8% mainly due to higher contributions from our operations in Mexico, the U.S., and our Operating EBITDA 1,956 1,949 0% 1% 704 703 0% 2% Europe region as % net sales 17.9% 19.1% (1.2pp) 18.8% 19.9% (1.1pp) Cost of sales, as a percentage of net Cost of sales 7,215 6,711 (8%) 2,438 2,274 (7%) sales, increased by 0.9pp during the as % net sales 66.0% 65.7% (0.3pp) 65.1% 64.2% (0.9pp) quarter mainly driven by higher energy costs, as well as increased costs in raw Operating expenses 2,388 2,190 (9%) 819 770 (6%) materials in our ready-mix business as % net sales 21.8% 21.4% (0.4pp) 21.8% 21.8% 0.0pp Operating expenses, as a percentage of Millions of U.S. dollars net sales remained flat during the quarter compared with the same period last year 12

Free cash flow

CEMEX

	January - September			Third Quarter		
	2018	2017	% var	2018	2017	% var
Operating EBITDA	1,956	1,949	0%	704	703	0%
- Net Financial Expense	493	642		160	203	
- Maintenance Capex	290	259		116	105	
- Change in Working Capital	426	200		7	(109)	
- Taxes Paid	185	203		37	40	
- Other Cash Items (net)	58	47		(6)	26	
- Free Cash Flow Discontinued Operations	(1)	(5)		-	3	
Free Cash Flow after Maintenance Capex	504	603	(16%)	390	435	(10%)
- Strategic Capex	95	81		56	24	
Free Cash Flow	409	522	(22%)	334	411	(19%)

Millions of U.S. dollars

Net financial expenses decreased by US$43 million during the quarter and by US$149 million year to date, reflecting a lower debt level and our liability management efforts

Investment in working capital of US$7 million during the quarter, versus a reversal of US$109 million in 3Q17

Expect to substantially reverse the year-to-date investment in working capital during the fourth quarter of 2018

Average working capital days during 3Q18 **decreased to negative 10,** from negative 5 days in 3Q17

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Other income statement items during 3Q18 Other expenses, net, of US$48 million, mainly due to severance payments and others Gain on financial instruments of US$1 million ï,§ On September 21, CEMEX unwound about 34% of its forward positions in Grupo Cementos de Chihuahua (GCC) shares; CEMEX received about US$13 million in cash as a result of this transaction Foreign-exchange loss of US$21 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar Controlling interest net income of US$174 million in 3Q18 versus an income of US$289 million in 3Q17; the lower income mainly reflects lower income from financial instruments, a negative variation in foreign exchange fluctuations and higher income tax, partially offset by higher operating earnings, lower financial expenses and a positive variation in discontinued operations in the U.S. 14

Total debt plus perpetuals has declined by US$713M year to date Total debt plus perpetuals variation                -6% 11,349 395 133 409 10,636 224 4Q17 Cash balance Debt FX effect FCF after Other 3Q18 variation strategic CapEx Millions of U.S. dollars 15

CEMEX consolidated debt maturity profile Total debt excluding perpetual notes as of September 30, 2018: US$10,191 million Credit Agreement Other bank debt Fixed Income Avg. life of debt: 4.8 years Convertible Subordinated Notes1 2,432 1,970 1,608 1,145 1,240 997 639 119 41 2018 2019 2020 2021 2022 2023 2024 2025 2026 Millions of U.S. dollars 1 Convertible Subordinated Notes include only the debt component of US$512 million; total notional amount is about US$521 million 16

Third Quarter 2018 • 2018 Outlook Pharmax Pharmaceutical, United Arab Emirates

2018 guidance Cement: 2% to 3% Consolidated Ready mix: 3% to 4% volumes Aggregates: 1% to 2% Energy cost per ton of cement Increase of approximately 8% to 9% produced US$550 million Maintenance CapEx Capital US$250 million Strategic CapEx expenditures US$800 million Total CapEx Investment in US$0 to 50 million working capital Cash taxes US$250 to 300 million Cost of debt1 Reduction of approximately US$160 million 1 Including perpetual and convertible securities 18

A Stronger CEMEX: progress to date Initiatives Progress to date Targets Brazil US$31M Asset sales FAS1 & other US$31M US$1.5 – 2.0B by 2020 Total US$62M On track to implement all Operational initiatives /                initiatives by end of this year;                US$150M by 2019 cost reduction full benefit should be reflected    in 2019 Total debt plus perpetuals US$254M US$3.5B by 2020 reduction Cash dividend program intended Ongoing cash dividend to be proposed by our Board at US$150M in first year;                program our Annual Shareholders’ starting in 2019 Meeting next year 1 FAS: Fixed asset sales 19

Third Quarter 2018 • Appendix Chase Center, USA

Consolidated volumes and prices 9M18 vs. 9M17 3Q18 vs. 3Q17 3Q18 vs. 2Q18 Consolidated volumes for cement, ready Volume (l-t-l1) 3% 4% (2%) mix and aggregates increased during Domestic gray 3Q18 and the first nine months of the year Price (USD) 2% 1% (0%) cement on a year-over-year basis Price (l-t-l1) 2% 3% (1%) Volume (l-t-l1) 4% 5% (0%) During the quarter, higher year-over-year cement volumes in Mexico, the U.S., Ready mix Price (USD) 5% 3% 1% and our AMEA region Price (l-t-l1) 4% 4% 1% 1 Quarterly and year-to-date increases in Volume (l-t-l ) 2% 5% 0% our consolidated prices for our three Aggregates Price (USD) 5% 3% (0%) core products, both in local-currency Price (l-t-l1) 3% 4% 0% and US-dollar terms, on a year-over-year 1 Like-to-like volumes adjusted for investments/divestments and, in the case of prices, basis foreign-exchange fluctuations 21

Additional information on debt and perpetual notes Third Quarter Second Quarter 2018 2017 % var 2018 Other… Total debt1 10,191 11,111 (8%) 10,444                Short-term 1% 7% 5% Euro Currency 27%                Long-term 99% 93% 95% denomination U.S. dollar Perpetual notes 445 446 (0%) 446 Total debt plus perpetual notes 10,636 11,558 (8%) 10,890 66% Cash and cash equivalents 304 449 (32%) 308 Net debt plus perpetual notes 10,332 11,108 (7%) 10,582 Consolidated Funded Debt2 (CFD) 10,047 10,448 (4%) 10,219 CFD / EBITDA3 3.89 3.98 3.96 Interest coverage3 4 4.33 3.31 4.13 Variable Millions of U.S. dollars Interest rate 38% Fixed 1 Includes convertible notes and capital leases, in accordance with International Financial Reporting Standard (IFRS) 62% 2 Consolidated funded debt, in accordance with our contractual obligations under the 2017 Credit Agreement 3 EBITDA calculated in accordance with IFRS 4 Interest expense in accordance with our contractual obligations under the 2017 Credit Agreement 22

Additional information on debt Third Quarter Second Quarter 2018 % of total 2017 % of total 2018 % of total Total debt1 by instrument Fixed Income 5,782 57% 7,114 64% 6,107 58% 2017 Credit Agreement 3,341 33% 2,529 23% 3,292 32% Convertible Subordinated Notes 512 5% 865 8% 511 5% 5% 5% Others 556 5% 604 5% 534 5% Total Debt1 10,191 11,111 10,444 Millions of U.S. dollars 57% 1 Includes convertible notes and capital leases, in accordance with IFRS 33% 23

9M18 volume and price summary: Selected countries Domestic gray cement Ready mix                Aggregates 9M18 vs. 9M17 9M18 vs. 9M17 9M18 vs. 9M17 Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico 3% 1% 3% 12% 7% 8% 12% 6% 8% U.S. 7% 3% 3% 9% 2% 2% 4% 4% 4% Colombia (10%) 3% 2% (13%) 2% 0% (13%) 0% (2%) Panama (20%) (1%) (1%) (18%) (8%) (8%) (7%) (0%) (0%) Costa Rica 6% 2% 2% 10% 2% 2% 9% (13%) (13%) UK (4%) 2% (3%) (5%) 4% (1%) (2%) 7% 2% Spain 4% 11% 4% 27% 9% 3% 26% 5% (1%) Germany 1% 7% 2% (8%) 12% 6% (2%) 7% 2% Poland 8% 10% 6% 8% 16% 10% 8% 22% 17% France N/A N/A N/A (1%) 11% 4% 1% 9% 3% Philippines 10% (5%) (1%) N/A N/A N/A N/A N/A N/A Egypt 11% 18% 18% (20%) 40% 39% (23%) 29% 29% 24

3Q18 volume and price summary: Selected countries Domestic gray cement Ready mix    Aggregates 3Q18 vs. 3Q17 3Q18 vs. 3Q17 3Q18 vs. 3Q17 Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico 9% (4%) 0% 14% 2% 7% 13% 5% 10% U.S. 7% 3% 3% 10% 3% 3% 8% 3% 3% Colombia (8%) 6% 6% (11%) (0%) (0%) (12%) 0% 0% Panama (16%) (1%) (1%) (9%) (9%) (9%) (13%) 9% 9% Costa Rica (4%) 3% 3% (6%) 7% 8% 18% (21%) (21%) UK (5%) (7%) (6%) (3%) (1%) (1%) (0%) 2% 2% Spain (0%) 6% 7% 31% 3% 4% 55% (10%) (9%) Germany (0%) 2% 3% (11%) 6% 7% 2% 3% 5% Poland 7% 5% 7% 18% 9% 11% 14% 21% 23% France N/A N/A N/A 7% 4% 5% 11% 2% 3% Philippines 5% (2%) 4% N/A N/A N/A N/A N/A N/A Egypt 0% 14% 15% (20%) 46% 47% (12%) 37% 39% 25

2018 expected outlook: Selected countries Domestic gray cement Ready mix Aggregates Volumes Volumes Volumes Consolidated1 2%—3% 3%—4% 1%—2% Mexico 1%—2% 9% 9% United States1 6% 8% 3% Colombia (8%) (11%) (14%) Panama (16%) (16%) 0% Costa Rica 3% 5% 9% UK (4%)—(3%) (5%)—(4%) (1%)—0% Spain 4%—5% 15% 15% Germany 1%—2% 0% 0% Poland 6%—7% 5%—6% 3%—4% France N/A 0%—1% 0%—1% Philippines 10%—11% N/A N/A Egypt 1%—2% (12%)—(11%) N/A 1 On a like-to-like basis for the ongoing operations 26

2018 expected outlook: Selected countries Domestic gray cement Ready mix Aggregates Volumes Volumes Volumes Consolidated1 2%—3% 3%—4% 1%—2% Mexico 1%—2% 9% 9% United States1 6% 8% 3% Colombia (8%) (11%) (14%) Panama (16%) (16%) 0% Costa Rica 3% 5% 9% UK (4%)—(3%) (5%)—(4%) (1%)—0% Spain 4%—5% 15% 15% Germany 1%—2% 0% 0% Poland 6%—7% 5%—6% 3%—4% France N/A 0%—1% 0%—1% Philippines 10%—11% N/A N/A Egypt 1%—2% (12%)—(11%) N/A 1 On a like-to-like basis for the ongoing operations 26

Contact information Investor Relations Stock Information In the United States NYSE (ADS): +1 877 7CX NYSE CX In Mexico Mexican Stock Exchange: +52 81 8888 4292 CEMEXCPO ir@cemex.com Ratio of CEMEXCPO to CX: 10 to 1 Calendar of Events February 7, 2019 Fourth quarter 2018 financial results conference call 28